Filed by Brookfield Asset Management Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Brookfield Property Partners L.P.

Commission File Number: 001-35505

Date: January 5, 2021

The following is an excerpt from an article published on www.bloomberg.com:

Brookfield Bids to Take Brookfield Property Partners Private

By Scott Deveau

•	Canadian firm offers $16.50 per unit of property subsidiary

•	‘The right form for this is in the private markets’ CFO says

Brookfield Asset Management Inc. and a group of investors have offered to acquire the stake in Brookfield Property Partners that they don’t already own, in a $5.9 billion bid to take the real estate company private.

The Canadian alternative-asset manager said it has made a proposal to acquire the outstanding units for $16.50 each, or about a 14% premium to Thursday’s closing price in New York. Brookfield Asset Management already owns about 60% of Brookfield Property Partners, which had a market value of $13.8 billion as of Thursday’s close.

Units of Brookfield Property Partners jumped as much as 18% to as high as $17.14 apiece in New York trading Monday, after an earlier Bloomberg News report.

Privatizing Brookfield’s real estate subsidiary is appealing because it has consistently traded at a discount to the underlying value of its assets, Nick Goodman, Brookfield Asset Management’s chief financial officer, said in an interview.

“We believe that it has been consistently discounted for more than just the past year,” Goodman said. “We believed it would be a premium offering to the market given it has a unique global portfolio and some of the highest quality real estate in the world. But it has consistently struggled to trade at its net asset value.”

While Brookfield Property Partners traded at all-time lows in March, near the beginning of the Covid-19 pandemic, Brookfield waited until the unit price had stabilized to push ahead with the privatization effort, Goodman said.

Long-Term Projects

The stock also trades at a discount because a lot of the company’s value has been created through the development of long-term projects like New York’s Manhattan West, part of the Hudson Yards redevelopment, Goodman added. Such projects can take years to start generating returns for investors.

“We’ve just built more conviction over time that the right form for this is in the private markets,” he said.

Under the proposal, investors in Brookfield Property Partners can either elect to take the $16.50 per unit in cash, or instead choose 0.4 of Brookfield Asset Management’s stock, or 0.66 of Brookfield Property’s preferred units. Holders of Class A stock in Brookfield’s other publicly traded real estate entity, Brookfield Property REIT Inc., can participate once they exchange their shares for Brookfield Property Partners units.

Special Committee

Brookfield Property Partners and Brookfield Property REIT acknowledged they had received the proposal in a separate statement Monday. Brookfield Property Partners has formed a special committee of independent directors to review the offer, and it said investors don’t need to take any action at this time.

Any transaction would be subject to a vote requiring approval from the majority of minority holders, Goodman said.

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Should the proposed transaction go forward, Brookfield Asset Management Inc. (“Brookfield”) intends to file a transaction statement on Schedule 13E-3 and other related documents with the Securities and Exchange Commission (“SEC”) in connection with the transaction. The securities to be issued in the transaction are anticipated to be issued in reliance upon an exemption from the registration requirements of the U.S. Securities Act of 1933, as amended (the “Securities Act”), provided by Section 3(a)(10) thereof, and applicable exemptions under state securities laws. In the event that the transaction is not exempt from the registration requirements of the Securities Act, a registration statement will be filed with the SEC containing a prospectus with respect to the securities that would be issued in such transaction. The transaction documents also will be filed with the Canadian securities regulatory authorities. Security holders and investors will be able to obtain free copies of the transaction documents (when they become available), including, if required, any registration statement/prospectus, as well as other filings containing information about Brookfield, Brookfield Property Partners L.P. and the transaction described herein, without charge, at the SEC’s web site at www.sec.gov, at the Canadian securities regulatory authorities’ website at www.sedar.com. SECURITY HOLDERS AND INVESTORS ARE URGED TO READ ANY SUCH DOCUMENTS CAREFULLY IN THEIR ENTIRETY BEFORE MAKING ANY INVESTMENT DECISION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

No securities regulatory authority has either approved or disapproved of the contents of this communication. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities.

Forward-Looking Statements

This communication contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. The word “will” and derivations thereof and other expressions that are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements.

Forward-looking statements in this communication include statements with respect to the proposal described in this communication, the expected benefits thereof, and the prospect of its completion. Although Brookfield believes that such forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Brookfield to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: economic and financial conditions in the countries in which Brookfield does business or may do business; the behavior of financial markets, including fluctuations in interest and exchange rates; availability of equity and debt financing; and other risks and factors as detailed from time to time in Brookfield’s Annual Report on Form 40-F filed with the SEC as well as other documents filed by Brookfield with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Brookfield, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, Brookfield undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.